UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

HORIZON SPACE ACQUISITION I CORP.
(Name of Issuer)

Ordinary Share, par value $0.0001 per share

(Title of Class of Securities)

G4619M109

(CUSIP Number)

Mingyu (Michael) Li

Chairman & Chief Executive Officer

c/o Horizon Space Acquisition I Corp.

1412 Broadway, 21st Floor, Suite 21V

New York, NY 10018

Tel: (646)257-5537

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 21, 2022

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 3d-1(f) or 13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. G4619M109

1	Name of reporting persons I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Horizon Space Acquisition I Sponsor Corp.
2	Check the appropriate box if a member of a group* (a) ☐ (b) ☐
3	SEC use only
4	Source of funds* OO
5	Check box if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or place of organization Cayman Islands

Number of shares beneficially owned by each reporting person with	7	Sole voting power 2,092,750(1)(2)
	8	Shared voting power
	9	Sole dispositive voting power 2,092,750 (1)(2)
	10	Shared dispositive power

11	Aggregate amount beneficially owned by each reporting person 2,092,750 (1)(2)
12	Check box if the aggregate amount in row (11) excludes certain shares* ☐
13	Percent of class represented by amount in row (11) 22.72%
14	Type of reporting person* CO

_________

(1)

It includes (i) 1,707,000 ordinary share, par value $0.0001 per share (the “Ordinary Share”) Horizon Space Acquisition I Sponsor Corp. (the “Sponsor”) acquired on August 30, 2022.and (ii) 385,750 Ordinary Shares that the Sponsor acquired on December 27, 2022 in conjunction of the initial public offering of the Issuer and the exercise of the over-allotment option in full by underwriters.

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 SCHEDULE 13D

CUSIP No. G4619M109

1	Name of reporting persons I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Mingyu Li
2	Check the appropriate box if a member of a group* (a) ☐ (b) ☐
3	SEC use only
4	Source of funds* OO
5	Check box if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or place of organization The People’s Republic of China

Number of shares beneficially owned by each reporting person with	7	Sole voting power 2,092,750(1)(2)
	8	Shared voting power
	9	Sole dispositive voting power 2,092,750 (1)(2)
	10	Shared dispositive power

11	Aggregate amount beneficially owned by each reporting person 2,092,750(1)(2)
12	Check box if the aggregate amount in row (11) excludes certain shares* ☐
13	Percent of class represented by amount in row (11) 22.72%
14	Type of reporting person* IN

_________

(2)	.Mr. Mingyu Li is the sole director and sole shareholder of the Sponsor, a Cayman Islands exempted company and therefore holds voting and dispositive control over the securities held by the Sponsor.

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SCHEDULE 13D

CUSIP No. G4619M109

This statement relates (the “Schedule 13D”) to the ordinary share, par value $0.0001 (the “Ordinary Share”), issued by Horizon Space Acquisition I Sponsor Corp. (the “Issuer”). All capitalized terms contained herein but not otherwise defined shall have the meanings ascribed to such terms in the Schedule 13D. Except as otherwise provided herein, each Item of the Schedule 13D remains unchanged.

Item 1.	Security and Issuer.

Securities acquired: Ordinary share, $0.0001 par value (the “Ordinary Shares”).

Issuer:	Horizon Space Acquisition I Sponsor Corp.
1412 Broadway, 21st Floor, Suite 21V, New York, NY 10018

Item 2.	Identity and Background.

(a) This statement is filed by Horizon Space Acquisition I Sponsor Corp., a Cayman Islands exempted company (the “Sponsor”) and Mr. Mingyu Li (“Mr. Li”, together with the Sponsor, the “Reporting Persons”). The Reporting Persons are the holders of record of approximately 22.72% of the Issuer’s outstanding Ordinary Shares based on the number of Ordinary Shares outstanding as of December 27, 2022.

(b) The principal business address of the Sponsor is c/o Horizon Space Acquisition I Corp., 1412 Broadway, 21st Floor, Suite 21V, New York, NY 10018. The principal business address of Mr. Li is c/o Horizon Space Acquisition I Corp., 1412 Broadway, 21st Floor, Suite 21V, New York, NY 10018.

(c) The Sponsor is the sponsor of the Issuer and primarily involved in investment. Mr. Li is the sole director and sole shareholder of the Sponsor.

(d) During the past five years, none of the Reporting Persons or to the knowledge of the Reporting Persons, the persons identified in this Item 2, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the past five years, none of the Reporting Persons or to the knowledge of the Reporting Persons, the persons identified in this Item 2, has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was the subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal and state securities laws of findings any violation with respect to such laws.

(f) The Sponsor is a exempted company incorporated in Cayman Islands. The citizenship of Mr. Li is the People’s Republic of China.

Item 3.	Source and Amount of Funds or Other Consideration.

The information set forth in Items 4 and 5 of this Schedule 13D are hereby incorporated by reference into this Item 3.

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SCHEDULE 13D

CUSIP No. G4619M109

Item 4.	Purpose of Transaction.

On August 30, 2022, the Sponsor purchased 1,725,000 shares of the Issuer’s Ordinary Shares (the “Founder Shares”) for an aggregate purchase price of $25,000 pursuant to a securities purchase agreement.

On December 21, 2022, the Sponsor transferred 18,000 Founder Shares to certain directors of the Issuer at its original purchase price pursuant to a securities transfer agreement among the Sponsor, the Issuer and certain directors of the Issuer.

On December 27, 2022, simultaneously with the initial public offering of the Issuer and exercise of over-allotment option in full, the Sponsor acquired 385,750 units at $10.00 per unit, each unit consisting of one Ordinary Share (the “Private Shares”), one warrant and one right (the “Private Units”). Each warrant entitles the holder to purchase one Ordinary Share at $11.50 per share and each right entitles the holder to exchange for one-tenth of one Ordinary Share at the competion of an initial business combination of the Issuer.

Depending on prevailing market, economic and other conditions, the Reporting Persons may from time to time acquire additional Ordinary Shares or engage in discussions with the Issuer concerning future acquisitions of its shares. Such acquisitions may be made by means of open-market purchases, privately negotiated transactions, direct acquisitions from the Issuer or otherwise.

Except as set forth in this Item 4, the Reporting Persons have no plans or proposals that relate to or would result in: (a) the acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; (d) any change in the present Board or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the Board; (e) any material change in the present capitalization or dividend policy of the Issuer; (f) any other material change in the Issuer’s business or corporate structure, including but not limited to, if the issuer is a registered closed-end investment company; (g) changes in the Issuer’s charter, by-laws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person; (h) causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act; or (j) any action similar to any of those enumerated above.

The Reporting Persons may, at any time and from time to time, formulates other purposes, plans or proposals regarding the Issuer, or any other actions that could involve one or more of the types of transactions or have one or more of the results described in clauses (a) through (j) of Item 4 of Schedule 13D.

Item 5.	Interest in Securities of the Issuer.

(a) The responses to Items 7 - 13 of the cover pages of this Schedule 13D are incorporated herein by reference. The aggregate number and percentage of Ordinary Shares beneficially or directly owned by the Reporting Persons is based upon a total of 9,210,750 Ordinary Shares outstanding as of December 27, 2022. The Reporting Persons beneficially own 2,092,750 Ordinary Shares, representing approximately 22.72% issued and outstanding Ordinary Shares.

(b) The responses to Items 7 - 13 of the cover pages of this Schedule 13D are incorporated herein by reference. The beneficial ownership of the Reporting Persons is 2,092,750 Ordinary Shares, representing approximately 22.72% issued and outstanding Ordinary Shares.

(c) Other than the disposition of the shares as reported in this Schedule 13D, no actions in the ordinary shares were effected during the past sixty (60) days by the Reporting Persons.

(d) N/A

(e) N/A

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The information set forth in Items 4 of this Schedule 13D are hereby incorporated by reference into this Item 6.

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SCHEDULE 13D

CUSIP No. G4619M109

Item 7.	Materials to be Filed as Exhibits.

Item 7 of the Schedule 13D is hereby amended by adding the following to the end of the section:

Exhibit No.	Description
10.1	Securities Subscription Agreement
10.2	Securities Transfer Agreement dated September 12, 2022 by and among the Issuer, the Sponsor and certain directors of the Issuer
10.3	Private Placement Units Purchase Agreement dated December 21, 2022 between the Sponsor and the Issuer.

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SCHEDULE 13D

CUSIP No. G4619M109

SIGNATURES

After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.

Date: December 27, 2022

Horizon Space Acquisition I Sponsor Corp.

By:	/s/ Mingyu Li
Name:	Mingyu Li
Title:	Director

/s/ Mingyu Li
Mingyu Li

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